Filed pursuant to Rule 433
Registration Statement No. 333-169328

BLACKROCK, INC.
$1,500,000,000 SENIOR UNSECURED NOTE OFFERING

PRICING TERM SHEET

MAY 19, 2011

4.250% Notes due 2021

Issuer:	BlackRock, Inc.
Ratings*:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services
Settlement Date:	May 24, 2011
Size:	$750,000,000
Maturity Date:	May 24, 2021
Price to Public:	99.428%
Coupon:	4.250%
Benchmark Treasury:	UST 3.125% due 5/15/21
Benchmark Treasury Price and Yield:	99-19+ ; 3.171%
Spread to Benchmark Treasury:	+ 115 bps
Yield to Maturity:	4.321%
Interest Payment Dates:	Paid semi-annually on May 24 and November 24, commencing November 24, 2011
Optional Redemption:	Make-whole call at Treasury + 25 bps
Make-Whole Call:	T + 25 bps
CUSIP:	09247XAH4
ISIN:	US09247XAH44
Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA Inc.
Morgan Stanley & Co. Incorporated
RBS Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Floating Rate Notes due 2013

Issuer:	BlackRock, Inc.
Ratings*:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services
Settlement Date:	May 24, 2011
Size:	$750,000,000
Maturity Date:	May 24, 2013
Price to Public:	100.00%
Coupon:	Three-month USD LIBOR plus 30 bps
Interest Payment Dates:	Paid quarterly on May 24, August 24, November 24 and February 24, commencing August 24, 2011
Interest Reset Dates:	Quarterly on May 24, August 24, November 24 and February 24, commencing August 24, 2011
Interest Determination Dates:	Two London Banking Days before each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified following (adjusted)
Optional Redemption:	May not be redeemed at the Issuer’s option before maturity
CUSIP:	09247XAG6
ISIN:	US09247XAG60
Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA Inc.
Morgan Stanley & Co. Incorporated
RBS Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

The following description will apply to the Floating Rate Notes due 2013:

Floating Rate Notes due 2013

The Floating Rate Notes due 2013 (the “Floating Rate Notes”) will mature on May 24, 2013.  Interest on the Floating Rate Notes will be payable quarterly on February 24, May 24, August 24 and November 24 of each year subject to adjustment as specified below (each, a “Floating Interest Payment Date”), commencing on August 24, 2011, to the holders in whose names the Floating Rate Notes are registered at the close of business on February 9, May 9, August 9 and November 9, as applicable (which are the regular record dates), immediately preceding the related Floating Interest Payment Date.

The interest rate for the first Interest Period (as defined below) will be the three-month U.S. dollar London Interbank Offered Rate (LIBOR), as determined on May 20, 2011, plus a margin of 0.30% per annum. Thereafter, the interest rate for any Interest Period will be LIBOR (as defined below), as determined on the applicable Interest Determination Date (as defined below), plus a margin of 0.30% per annum. The interest rate will be reset quarterly on each Interest Reset Date (as defined below).

As long as any Floating Rate Notes are outstanding, we will maintain a Calculation Agent (as defined below) for calculating the interest rates on the Floating Rate Notes. The Bank of New York Mellon will act initially as calculation agent.

We will pay interest on the Floating Rate Notes on the Floating Interest Payment Dates stated above and at maturity. Each payment of interest due on a Floating Interest Payment Date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date.  For each Interest Period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year.

With respect to the Floating Rate Notes, if any Interest Reset Date or Floating Interest Payment Date (other than the maturity date) would otherwise be a day that is not a Floating Rate Business Day, the relevant date will be postponed to the next day that is a Floating Rate Business Day, provided, however, that if that date would fall in the next succeeding calendar month, such date will be the immediately preceding Floating Rate Business Day. If any such Floating Interest Payment Date (other than the maturity date) is postponed or brought forward as described above, the payment of interest due on such postponed or brought forward Floating Interest Payment Date will include interest accrued to but excluding such postponed or brought forward Floating Interest Payment Date.  If the maturity date falls on a day that is not a Floating Rate Business Day, payment of principal and interest on the Floating Rate Notes will be made on the next day that is a Floating Rate Business Day (as defined below), and no interest will accrue for the period from and after the maturity date. Postponement as described above will not result in a default under the Floating Rate Notes or the Indenture.

With respect to any Interest Determination Date, “LIBOR” will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the Interest Reset Date (as defined below) that appears on the designated LIBOR page as of 11:00 a.m., London time, on that Interest Determination Date. If no rate appears, LIBOR, in respect of that Interest Determination Date, will be determined as follows: the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include the Calculation Agent, any paying agents or their respective affiliates), as selected by the Calculation Agent (after consultation with the Issuer), to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards). If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean (rounded if necessary to the nearest one hundred-thousandth of a percentage point, with 0.000005 being rounded upwards) of the rates quoted at approximately 11:00 a.m., New York City time, on the Interest  Determination Date by three major banks in The City of New York (which may include the Calculation Agent, the paying agents or their affiliates) selected by the Calculation Agent (after consultation with the Issuer) for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the Calculation Agent are not providing quotations in the manner described by this sentence, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period. The designated LIBOR page is the Reuters screen “LIBOR01”, or any successor service for the purpose of displaying the London interbank rates of major banks for U.S. dollars. The Reuters screen “LIBOR01” is the display designated as the Reuters screen “LIBOR01”, or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be denominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits. All calculations made by the Calculation Agent for the purposes of calculating the interest rate on the Floating Rate Notes shall be conclusive and binding on the holders of Floating Rate Notes, the Issuer and the trustee, absent manifest error.

“Floating Rate Business Day” means any day that is a New York Business Day and a London Banking Day.

“New York Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

“London Banking Day” means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London.

“Interest Reset Date” means, for each Interest Period other than the first Interest Period, the first day of such Interest Period, subject to adjustment in accordance with the day count convention specified above.

“Interest Period” means the period beginning on, and including, a Floating Interest Payment Date and ending on, but not including, the following Floating Interest Payment Date; provided that the first Interest Period will begin on May 24, 2011, and will end on, but not include, the first Floating Interest Payment Date.

“Interest Determination Date” means, for each Interest Reset Date, the day that is two London Banking Days preceding such Interest Reset Date.

“Calculation Agent” means The Bank of New York Mellon.

The subsection of the preliminary prospectus supplement beginning on page S-15 entitled “Description of the Notes—Optional Redemption of the Notes” will not apply to the Floating Rate Notes.  The Floating Rate Notes may not be redeemed before maturity.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5874 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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